Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016

The following is an email to be sent by Kevin Loosemore, Executive Chairman of Micro Focus International plc, to all employees of Micro Focus International plc to notify them and explain the rationale behind the announcement of the proposed merger.

Project Seattle Day 0 Announcement:
Kevin Loosemore Email to All Employees

Purpose of Document: Email to be sent to all employees to notify them and explain the rationale behind the announcement of the proposed Merger with HPE Software.

To: All Micro Focus employees

Distribution Date: To be issued just after the press release is made public at 9.05pm GMT on 7th September 2016

Subject Line: Micro Focus Announces Proposed Merger with HPE Software Business Segment

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Dear colleagues,

Micro Focus has made a very significant announcement today.  We intend to merge with HPE Software. You can read the full press release here.

This merger will be a transformational corporate development for our company and represents a step change in the scale of Micro Focus – the proposed combination will create one of the largest pure-play infrastructure software companies in the world with leading positions in a number of key products.  We expect our revenues to be approximately $4.5 billion and our workforce will treble in size.

Today’s announcement is wholly consistent with our strategy to be the best provider of infrastructure software to our customers and partners around the world, and is a logical progression from the Attachmate Group and Serena acquisitions.

At the same time, Micro Focus and HPE announced their intent to enter into a commercial partnership naming SUSE as HPE’s preferred Linux partner as well as exploring additional collaboration leveraging SUSE’s OpenStack expertise for joint innovation around HPE’s Helion Openstack and Stackato Platform-as-a-Service solutions.  SUSE and HPE are working together to define the specifics of the commercial partnership.

Any deal of this size takes time to close.  Over the coming months, we need to work through the required regulatory and shareholder approvals.  We expect to see the merger complete in Q3 next year.  For now, nothing changes, and it is vitally important that we all stay firmly focused on our products and customers as we move towards the end of H1 FY17.

Why HPE Software?

HPE Software is a well-respected and established provider of infrastructure software and related technology for companies of all sizes, from start-ups to global businesses, with a reputation for innovation and quality.  Beyond its core solutions, many of you will know also that HPE Software has taken big steps into the Internet of Things, Big Data, and Analytics.

HPE Software and Micro Focus both benefit from well-established portfolios of leading products and strong customer bases. With a substantially broader product set and a combined customer base approaching 20,000 globally, together, we will be able to offer even better levels of choice, innovation and support to our customers.

HPE Software is valued by many customers at the heart of their IT infrastructure, as are we. Together we will be able to continue the great work by both companies to make new trends like mobile, cloud and the Internet of Things more accessible to the enterprise, and bridge to established technologies.

In addition, we see compelling financial sense for this combination and scope to improve HPE Software’s profitability through the application of our disciplined operating model.  We firmly believe there is potential to deliver shareholder returns superior to those likely to be achieved on an organic basis.

What next?

I look forward to sharing further information with you over the coming weeks.  In the meantime, do take a look at the employee FAQ.

Small teams from both organisations are already fully engaged in integration planning at this stage, with Paul Rodgers leading our integration planning work.  And of course, Stephen and Nils will continue to lead the day to day operations of Micro Focus and SUSE, to ensure we do not lose focus on our customers and our business targets.

This will be seen as a significant development in the global IT sector, and we expect incoming calls from the media and other interested parties.  If you receive any such calls, do not comment or attempt to answer questions – instead please explain that you are not an authorised corporate spokesperson and forward the call to our PR agency team at Powerscourt on telephone number +44 (0)20 7250 1446 or email Microfocus@powerscourt-group.com who will channel the call to an appropriate spokesperson.

For now, I hope you share my pride and excitement.   The time is ripe for consolidation in the infrastructure software market and we are ideally placed to benefit from, and lead, this trend.  Thank you for your contribution to making our business as strong and dynamic as it is today.

Best wishes,

Kevin Loosemore

No Offer or Solicitation

This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document.

Additional Information and Where to Find It

This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction").  The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC.  The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements

This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future.  In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.